Exhibit 99.1

April 29, 2015

CNOVA N.V.: Strong Growth of Net Sales (+17.8%) and GMV (+28.2%) in 1Q15

Gross Margin improvement of +18 bps in France and Brazil and stable including

New Countries

Increased investment in Logistics and IT for future growth

Improvement of net financial expense

Good Free Cash-Flow generation (+28 M€)

AMSTERDAM, April 29, 2015 22:01 — Cnova N.V. (Nasdaq & Euronext in Paris: CNV) (“Cnova” or the “Company”) today announced its financial results for the first quarter ended March 31, 2015.

•                  Strong commercial dynamics: Net Sales growth of +17.8% and GMV growth of +28.2%

•                  Improving quality of main commercial indicators:

•                       Increase in the number of items per Unique Customer by +4.2% in 1Q15 year-over-year for Cnova

•                       Increase in the number of orders per Unique Customer by +11.9% in France and +5.4% in Brazil in 1Q15 year-over-year

•                       Increase in the mobile share of traffic to 45% at Cdiscount and 25% at Cnova Brazil

•                  Improvement in Gross Margin excluding Expansion to New Countries(1) by +18 bps as a percentage of net sales

•                  Increased investment in Logistics and IT for future growth, impacting operating expenses

•                  Improvement in Net Financial Expense

•                  Good Free Cash Flow(1) generation of +27.6 M€ on a last twelve months basis vs -47.1 M€ at end of 1Q14, leading to a positive Net Cash position of +71 M€ at end 1Q15.

On a constant exchange rate basis, over the last twelve months, Free Cash Flow(1) generation improved by 92 M€ (+25.4 M€ in 2015 vs -66.8 M€ in 2014)

Cnova					YoY change (excl.
in € millions	1Q 2014	1Q 2015	YoY change		new countries)
GMV	973.7	1 248.2	+28.2%		+27.2%
Net sales	777.4	915.5	+17.8%		+16.6%
Gross profit	96.2	113.2	+17.6%		+18.3%
As a % of net sales	12.4%	12.4%	(-)		+18	bps
Adjusted EBITDA	-1.4	-18.2	n/a		n/a
As a % of net sales	-0.2%	-2.0%	-180	bps	-127	bps
Net financial expense	-15.0	-5.4	-64.3%		n/a
Adjusted EPS	-0.04	€-0.06 €	n/a		n/a
FCF (LTM)	-47.1	27.6	+74.7		n/a
Net cash / (net financial debt)	-135.2	70.8	+205.9		n/a

(1) See Definitions and Non-GAAP Reconciliations sections of this press release for additional information.

Guidance:

•                  For the next 9M15 (April 2015 to December 2015), Cnova Net Sales are expected to grow by 19% compared with the same period in 2014, within a plus or minus 150 bps deviation, assuming constant currency(2).

Germán Quiroga, Cnova Co-CEO commented: “In the first quarter, Cnova Brazil significantly outperformed the Brazilian eCommerce market. Growth was strengthened by the successful launch of three additional marketplaces. Combined with this quarter’s strategic investments to strengthen Cnova Brazil’s infrastructure, we are confident in our ability to execute our growth plans.”

Emmanuel Grenier, Cnova Co-CEO added: “In the first three months of 2015, Cdiscount continued to achieve fast top-line growth, increased its gross margin and accelerated strategic investments in logistics and IT to enhance customer service and support future growth.”

Note: Certain capitalized terms used throughout this release are defined at the end of the release. For more detail regarding the summary financial information provided in this release, refer to the financial statements and definition and non-GAAP reconciliations sections included at the end of the release. M€ represents millions of euros.

(2) This guidance is on a consolidated basis (Cdiscount Group + Cnova Brazil) and on “constant currency basis” (i.e. assuming 2014 exchange rate: Euro/BRL exchange rate in 2Q14=3.06; 3Q14= 3.01 and 4Q14=3.18).

1. KEY HIGHLIGHTS

HIGHLIGHTS (3)	Q1 2014	Q1 2015	YoY Change
Operational
GMV (€ millions) (1)	973.7	1,248.2	28.2%
Placed Orders (millions) (2)	6.8	9.3	38.2%
Active Customers (millions) (3)	11.6	14.8	27.6%
Mobile share of traffic (4)	22.0%	34.0%	+1,193	bp
Financial
Net sales (€ millions)	777.4	915.5	17.8%
Gross Profit Excluding Expansion To New Countries (5)	96.2	113.9	18.3%
(% net sales)	12.4%	12.6%	18	bps
Adjusted EBITDA Excluding Expansion to New Countries (6)	-1.4	-13.2
(% net sales)	-0.2%	-1.5%
Net financial expense (€ millions)	-15.0	-5.4
Adjusted EPS (7) (€)	-0.04	-0.06
Free Cash Flow (LTM) (€ millions) (8)	-47.1	27.6
Net Cash / (Net Financial Debt) (9) (€ millions)	-135.2	70.8

(1) Comprised of our product sales, other revenues and marketplaces business volumes, after returns, including taxes.

(2) Total number of orders placed before cancellation due to fraud detection or lack of payment by customers.

(3) Customers who have made at least one purchase through our sites during the relevant 12-month measurement period; provided that, because we operate multiple sites, each with unique systems of identifying users, we calculate active customers on a website-by-website basis, which may result in an individual being counted more than once

(4) Share of traffic on mobile devices excluding specialty and international websites

(5) Calculated as net sales less cost of sales, excluding impact from expansion to new countries - See Non-GAAP Reconciliations section of this press release for additional information

(6) Calculated as Operating Profit (Loss) Before Other Expenses and before depreciation and amortization expense and share-based payments, excluding impact from expansion to new countries - See Non-GAAP Reconciliations section of this press release for additional information

(7) Calculated as Adjusted Net Profit divided by the weighted average number of ordinary shares outstanding during the applicable period -See Non-GAAP Reconciliations section of this press release for additional information

(8) Calculated as Net cash from operating activities less financial expenses paid in relation to factoring activities and less purchase of property and equipment and intangibles assets. See “Non-GAAP Reconciliations” section for additional information

(9) Calculated as the sum of (i) cash and cash equivalents and (ii) cash pool balances held in arrangements with Casino Group and presented in other current assets, less financial debt - See Non-GAAP Reconciliations section of this press release for additional information

Strong growth of Net Sales and GMV, improving quality of main commercial indicators, Gross Margin improvement excluding New Countries, impact on SG&A from increased investments for future growth

•                   Cnova reported strong growth of Net Sales (+17.8%) and GMV (+28.2%)

•            Cdiscount achieved +16.4% growth in Net Sales and Cnova Brazil +18.3% in local currency

•           Total marketplace share grew to 15.4% of GMV in 1Q15 from 8.5% in 1Q14, representing an increase in marketplace GMV of 132%

•                  Cnova’s strong commercial dynamics are sustained by improving quality of main commercial indicators:

•           Number of items per Unique Customer(3) increased by +4.2% year-over-year for Cnova

•           Number of orders per Unique Customer(3) increased by +11.9% in France and +5.4% in Brazil

•           Share of traffic from mobile devices grew to 34.0% in 1Q15, compared to 22.0% in 1Q14

(3) See Definitions section of this press release for additional information.

•                  Gross Margin excluding Expansion to New Countries(4) expanded by +18 bps as a percentage of net sales, reflecting:

•            Stable price positioning both in Brazil since the end of 3Q14 and in France since the end of 1Q14

•            Increased contribution from the marketplaces

•                  SG&A costs went up as a result of increased investments for future growth:

•            Cnova accelerated the roll out of the click-and-collect network in Brazil by doubling the number of pickup points at the end of 1Q15 compared to the end of 4Q14. In France, Cnova increased the number of pick-up points for large items which grew from 444 at the end of 1Q14 to 593 at the end of 1Q15;

•            Cnova strengthened its logistics infrastructure. In France, the opening of the Paris warehouse combined with the ongoing extension of the Lyon distribution center have added +35% in capacity. These actions will enable the acceleration of express pick-up and same day delivery in Paris and Lyon for heavy products as well as manage the expanded product assortment. In Brazil, warehouse capacity is expected to increase by 23% by the end of 2015, in order to enhance product availability and to reduce by 3 days the delivery timeline for Mid-West, Southern and Northeast regions;

•            Cnova accelerated the conversions to new IT systems both in France and in Brazil:

•                  In France, launch of a new warehouse management system (Manhattan) providing central visibility on inventories across multiple warehouses enabling same day delivery;

•                  Implementation of a new search engine (Solr) at Cdiscount providing customers improved navigation tools across an expanded product offering;

•                  Implementation of a new mobile “responsive design” software at Cdiscount, which adapts online content and lay-out for mobile devices;

•                  In Brazil, acceleration of new IT system conversions including transition to a new ERP and customer service system, as well as the launch of a new recommendation tool.

•                 SG&A costs were also impacted by increased investments to develop new specialty sites and to enter into new geographies:

•            Development of four new specialized sites to be launched in 2Q15, including MonCornerKids and MonCornerJardin, both of which went live last Monday;

•            Acceleration of international expansion with eight additional countries to be launched by year-end 2015, partly driven by expanded delivery areas of existing sites in new countries.

•                  Cnova has reduced its net financial expense from -15.0 M€ to -5.4 M€. Excluding a 7.1 M€ positive non-recurring item, Cnova has reduced its net financial expense by 17% through active management of cash and stronger balance sheet.

•      Cnova has accelerated its cash generation with Free Cash Flow(4) over the last twelve months of +27.6 M€ at the end of 1Q15 vs. -47.1 M€ at the end of 1Q14. Excluding the negative impact of exchange rates, the Free Cash Flow(4) over the last twelve months amounted to 25.4 M€ at the end of 1Q15 vs. -66.8 M€ at the end of 1Q14, representing an improvement of +92 M€.

(4) See Definitions and Non-GAAP Reconciliations sections of this press release for additional information.

2. DETAILED INFORMATION

GMV & Net sales

GMV & NET SALES	Q1 2014	Q1 2015	YoY Change
Cnova
GMV (€ millions)	973.7	1,248.2	+28.2%
Net sales (€ millions)	777.4	915.5	+17.8%
Cdiscount
GMV (€ millions)	493.9	634.5	+28.5%
Marketplace Share (%)	14.8%	24.7%	+984	bps
Mobile share of traffic (%)	31.1%	44.9%	+1,385	bp
Net sales (€ millions)	358.1	416.8	+16.4%
Cnova Brazil
GMV (€ millions)	479.8	613.7	+27.9%
GMV (R$ millions)	1,554.6	1,978.4	+27.3%
Marketplace Share (%)	2.1%	6.3%	+425	bps
Mobile share of traffic (%)	15.0%	25.1%	+1,019	bps
Net sales (€ millions)	419.4	498.7	+18.9%
Net sales (R$ millions)	1,358.7	1,607.6	+18.3%

See Definitions section of this press release for additional information regarding certain of the metrics used in this table

GMV — Consolidated GMV was €1,248 million in 1Q15, an increase of 28.2% compared to 1Q14.

•                  Cdiscount GMV grew by 28.5% to €635 million in 1Q15, compared to €494 million in 1Q14. Cdiscount marketplace share reached 24.7% of GMV in 1Q15 vs. 14.8% in 1Q14.

•                  Cnova Brazil GMV grew by 27.9% to €614 million in 1Q15, compared to €480 million in 1Q14. Cnova Brazil marketplace share grew to 6.3% of GMV in 1Q15 from 2.1% in 1Q14.

Net Sales - Consolidated Net Sales in 1Q15 were €915 million, an increase of 17.8% compared to 1Q14.

•                  Cdiscount Net Sales in 1Q15 increased by 16.4% to €417 million, compared to €358 million in 1Q14, driven by increased customer loyalty and strong revenue growth in heavy products (home furnishing and heavy appliances).

•                  Cnova Brazil Net Sales in 1Q15 increased by 18.9% to €499 million, compared to €419 million in 1Q14, driven by Cnova’s leading price positioning. Cnova Brazil has continued to gain market share outpacing the Brazilian eCommerce market, which grew by 13% in 1Q15 according to an e-Bit study.

Gross Margin, SG&A, EBITDA, EBIT, net financial expense, adjusted net result and adjusted EPS

INCOME STATEMENT - HIGHLIGHTS (€ millions)	Q1 2014	Q1 2015	YoY change
Gross Profit Excluding Expansion to New Countries	96.2	113.9	18.3%
(% net sales)	12.4%	12.6%	18	bps
Operating expenses
Operating expenses	-103.6	-141.2
(% net sales)	-13.3%	-15.4%
• Activities from existing countries (1)	-103.6	-136.7
(% net sales)	-13.3%	-15.1%
• Activities from new countries (2)	0.0	-4.4
Other expenses	-0.0	-14.1
Adjusted EBITDA	-1.4	-18.2
(% net sales)	-0.2%	-2.0%
• Activities from existing countries (1)	-1.4	-13.2
(% net sales)	-0.2%	-1.5%
• Activities from new countries (2)	0.0	-5.0
Operating Profit (loss) Before Other Expenses	-7.4	-28.0
(% net sales)	-1.0%	-3.1%
• Activities from existing countries (1)	-7.4	-22.9
(% net sales)	-1.0%	-2.5%
• Activities from new countries (2)	0.0	-5.1
Net financial expense	-15.0	-5.4
Adjusted Net Profit (loss)	-18.3	-25.1
(% net sales)	-2.4%	-2.7%
Adjusted Earning Per Share (€)	-0.04	-0.06

See Definitions and Non-GAAP Reconciliations sections of this press release for additional information regarding certain of the metrics used in this table

(1) France and Brazil

(2) All countries other than France and Brazil

Gross Profit Gross Profit(5) increased by +17.6% to €113 million in 1Q15 from €96 million in 1Q14.

Excluding Cnova’s New Countries, Gross Profit(5),(6) increased by +18.3% to €114 million in 1Q15 from €96 million in 1Q14. Gross Margin(5) expanded by +18bps to 12.6% of net sales from 12.4% in 1Q14, including 1Q15 year-over-year Gross Margin(5) expansion at Cdiscount.

Operating Profit (Loss) and Adjusted EBITDA — Operating Loss Before Other Expenses Excluding Expansion to New Countries(5),(6) was (€22.9) million in 1Q15 compared to (€7.4) million in 1Q14. Adjusted EBITDA(5) was (€18.2) million in 1Q15 compared to (€1.4) million in 1Q14. The year-over-year decline in both metrics was a result of accelerated strategic investments in the Company’s infrastructure and IT platform.

Fulfillment expense increased 36.4% to €73 million in 1Q15, reflecting:

•      Higher variable credit card and call center costs driven by strong GMV growth;

•      Higher logistics costs due to high revenue growth in heavy products;

•                  In France, a new distribution center in the Paris area and the expansion of the Lyon warehouse representing an additional 81,000 square meters of storage area;

•                  In Brazil, centralized shipments of light products from two distribution centers to a warehouse in Jundiaí shared with Via Varejo, adding 38,000 square meters of storage area.

(5) See Definitions and Non-GAAP Reconciliations sections of this press release for additional information.

(6) New countries refers to all countries other than France and Brazil.

Marketing expense increased 22.7% to €21 million in 1Q15. As a percentage of net sales and excluding New Countries, marketing expense declined by 2 bps.

Technology and content expenses increased 43.2% to €27 million in 1Q15, driven by increased investments for future growth.

G&A expenses increased 42.4% to €21 million in 1Q15, driven by holding costs, the majority of which relate to incremental costs associated with the creation of Cnova as an independent and public company, as well as corporate development expense.

Other Expenses — Other Expenses(7) in 1Q15 amounted to €14 million, including €4 million of expenses related to the listing (including Euronext). Additionally, given the accelerated investments in Cnova’s IT platform, the Company took a €5 million impairment charge related to IT assets.

Financial expenses — Net Financial expense declined 64.3%, from €15.0 million in 1Q14 to €5.4 million in 1Q15. Excluding the effect of a one-time accrued interest on a tax credit of €7.1 million in 1Q15, net financial expenses declined by 17.1% to €12.5 million, as a consequence of a stronger balance sheet and the reduction in the average number of instalments related to Cnova Brazil financial sales (from 9.2 average installments in 1Q14 to 7.7 average installments in 1Q15).

Net profit (loss) — Net loss was (€40.6) million in 1Q15, compared to (€18.7) million in 1Q14.

Adjusted Net Profit (Loss) — Adjusted Net Loss(7) in 1Q15 was (€25.1) million, compared to (€18.3) million in 1Q14. Adjusted Net Profit Per Share(7) was (€0.06) in 1Q15, compared to (€0.04) in 1Q14.

Free Cash Flow(7) generation

FREE CASH FLOW AND NET DEBT INDICATORS (€ millions)	Q1 2014	Q1 2015	YoY change
Free Cash Flow (last 12 months)	-47.1	27.6	74.7
Net Cash / (Net Financial Debt)	-135.2	70.8	205.9
Operating Working Capital	183.5	386.1	202.6
In days of Net Sales	21	38	17

See Definitions and Non-GAAP reconciliations section of this press release for additional information regarding certain of the metrics used in this table

Free Cash Flow(7) was €28 million over the last twelve month period ending March 31, 2015, compared to (€47) million over the last twelve months ended March 31, 2014, including €178 million in net cash flow from operating activities partially offset by €86 million in capital expenditures and €64 million of factoring costs.

In addition, Cnova Net Cash(7) benefited from €125 million in IPO net proceeds, €95 million in relation to the reorganization completed in 2014 partially offset by (€30) million of foreign exchange impact.

Net Cash(7) increased by €206 million from a Net Financial Debt(7) position of (€135) million in 1Q14 to €71 million in 1Q15.

(7) See Definitions and Non-GAAP Reconciliations sections of this press release for additional information.

3. OUTLOOK

Cnova will continue to focus on delivering strong top-line growth while gradually improving profitability excluding new countries

Cnova will continue to focus on delivering strong top-line growth while gradually improving profitability excluding new countries. Cnova’s 2015 priorities remain to:

•    Continue the fast development of our marketplaces, leveraging Cnova´s traffic and direct sales

•    Continue to leverage our low-cost business model to maintain our attractive price positioning

•    Strengthen Cnova’s competitive advantages, including the click-and-collect network and the strong m-commerce position

•    Continue to broaden product assortment, particularly in the high-margin home products category

•    Accelerate the development of specialized sites with four new sites to be launched in 2Q15

•    Expand the international footprint, in eight new countries by year-end 2015, and

•    Continue to generate strong Free Cash Flow through effective working capital management

Guidance

For the next 9M15 (April 2015 to December 2015), Cnova Net Sales are expected to grow by 19% compared with the same period in 2014, within a plus or minus 150 bps deviation, assuming constant currency basis(8).

Conference Call Information

Cnova N.V. will host a webcast and a conference call at 4:00 p.m. Central European Time tomorrow, Thursday, April 30th to discuss its first quarter 2015 financial results. The conference call may be accessed by dialing +1-877-407-0784 (U.S.) or +1-201-689-8560 (International). A replay will be available approximately one hour after the recording through May 7th, 2015 and can be accessed by dialing +1-877-870-5176 (U.S.) or +1-858-384-5517 (International) using the required pass code 13606889. The live conference call and replay can also be accessed at the Investor Relations section of the Company’s website, at www.cnova.com. An archive will be available at this website for at least three months thereafter.

(8) This guidance is on a consolidated basis (Cdiscount Group + Cnova Brazil) and on a “constant currency basis” (i.e. assuming 2014 exchange rate). (Euro/BRL exchange rate in 2Q14=3.06; 3Q14= 3.01 and 4Q14=3.18).

Definitions

Active Customers — customers who have made at least one purchase through Cnova’s sites during the relevant 12-month measurement period; provided that, because we operate multiple sites, each with unique systems of identifying users, we calculate active customers on a website-by-website basis, which may result in an individual being counted more than once.

Adjusted EBITDA — calculated as Operating Profit (Loss) Before Other Expenses and before depreciation and amortization expense and share-based payments. See “Non-GAAP Reconciliations” section for additional information.

Adjusted EBITDA Excluding Expansion to New Countries - calculated as Adjusted EBITDA excluding the impact related to countries with operations starting after January 1, 2014. See “Non-GAAP Reconciliations” section for additional information.

Adjusted Net Profit — calculated as net profit (loss) attributable to equity holders of Cnova before Other Expenses and the related tax impacts. See “Non-GAAP Reconciliations” section for additional information.

Adjusted EPS or Adjusted Net Profit Per Share — calculated as Adjusted Net Profit divided by the weighted average number of ordinary shares outstanding during the applicable period. See “Non-GAAP Reconciliations” section for additional information.

Free Cash Flow — Net cash from operating activities less financial expenses paid in relation to factoring activities and less purchase of property and equipment and intangibles assets. See “Non-GAAP Reconciliations” section for additional information.

Gross Margin — Gross Profit as a percentage of net sales. See “Non-GAAP Reconciliations” section for additional information.

Gross Margin Excluding Expansion to New Countries — calculated as Gross Profit excluding the impact related to countries with operations starting after January 1, 2014. See “Non-GAAP Reconciliations” section for additional information.

Gross Merchandise Volume or “GMV” - comprised of our product sales, other revenues and marketplaces business volumes, after returns, including taxes.

Gross Profit — net sales less cost of sales. See “Non-GAAP Reconciliations” section for additional information.

Marketplace Share — Share of marketplace business volume as a % of GMV. For France, Marketplace Share of www.cdiscount.com GMV. For Brazil, Marketplace Share on total GMV.

Mobile Share of Traffic— Share of traffic on mobile devices excluding specialty and international websites.

Net Cash / (Net Financial Debt) — calculated as the sum of (i) cash and cash equivalents and (ii) the current account provided by Cnova or its subsidiaries to Casino pursuant to cash pool arrangements, less financial debt. See “Non-GAAP Reconciliations”section for additional information.

Operating Profit Before Other Expenses —calculated as operating profit (loss) before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets.

Operating Profit Before Other Expenses Excluding Expansion to New Countries — calculated as Operating Profit Before Other Expenses excluding the impact related to countries with operations starting after January 1, 2014. See “Non-GAAP Reconciliations” section for additional information.

Other Expenses — calculated as the sum of restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets.

Operating Working Capital — calculated as trade payables less net trade receivables less net inventories.

Placed Orders — Total number of orders placed before cancellation due to fraud detection or lack of payment by customers.

Product Offerings — total number of products offered to our customers across all of our sites, taking into account all products offered by us directly and through our marketplaces.

Unique Customer — customers who have purchased a least once over the considered period but counted as a single customer irrespective of the number of orders placed by that customer over the considered period.

Investor Relations Contact:

investor@cnova.com

+31 20 795 06 71

Media Contact:

directiondelacommunication@cnovagroup.com

+33 6 80 39 50 71

About Cnova N.V.

Cnova N.V. is one of the largest global eCommerce companies, operating Cdiscount sites in France, Brazil, Colombia, Ecuador, Panama, Thailand, Vietnam, Ivory Coast, Senegal, Cameroon and Belgium and the sites Extra.com.br, Pontofrio.com and Casasbahia.com.br. in Brazil. Cnova N.V. offers its 14.8 million active customers access to a wide assortment of approximately 16 million product offerings through a combination of attractive pricing and highly differentiated delivery and payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com/investor-relations. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release, including the financial statements herein, presents the first quarter 2015 unaudited results from the consolidated financial statements of Cnova N.V. as of March 31, 2015. This document does not constitute the Annual Financial Report (Rapport financier annuel) within the meaning of article L. 451-1-2 of the French monetary and financial code (Code monétaire et financier) or the annual accounts (jaarrekening) within the meaning of Title 9, Book 2 of the Dutch Civil Code (Burgerlijk Wetboek).

This press release may contain regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which would be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Non-GAAP Financial Measures

To provide investors with additional information regarding our financial results, this press release includes certain financial measures which may be defined as “non-GAAP financial measures” by the U.S. Securities and Exchange Commission (SEC). These measures may be different from non-GAAP financial measures used by other companies. The presentation of this financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered in isolation of, or as a substitute for, the financial information prepared and presented in accordance with generally accepted accounting principles (GAAP). For a reconciliation of these non-GAAP financial measures to the nearest comparable GAAP measures, see the Non-GAAP Reconciliations section included in this press release.

Forward-Looking Statements

The information contained in this earnings release and the attachments is as of April 29, 2015. We assume no obligation to update forward-looking statements contained in this earnings release and the attachments as a result of new information or future events or developments.

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements may include projections regarding Cnova’s future performance . You can identify these statements by the fact that they use future dates or use words such as “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the ability to grow its customer base; the ability to maintain and enhance its brands and reputation; the ability to manage the growth of Cnova effectively; changes to technologies used by Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on the Form 20-F for the year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission on March 31, 2015 and other documents filed with or furnished to the U.S. Securities and Exchange Commission. Any forward-looking statement made in this press release speaks only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

CNOVA N.V. CONSOLIDATED INCOME STATEMENT

(unaudited)

	Q1	Q1
	March	March
€ thousands	31, 2014	31, 2015
Net sales	777,396	915,470
Operating expenses
Cost of sales	(681,166)	(802,307)
Fulfillment	(53,671)	(73,201)
Marketing	(16,905)	(20,747)
Technology and content	(18,532)	(26,538)
General and administrative	(14,532)	(20,698)

Operating profit (loss) before restructuring, litigation, initial public offering expenses, gain / (loss) from disposal of non-current assets and impairment of assets	(7,409)	(28,020)
Restructuring	(16)	(4,314)
Litigation	—	(590)
Initial public offering expenses	—	(3,535)
Gain / (loss) from disposal of non-current assets	—	(277)
Impairment of assets	—	(5,425)

Operating profit (loss)	(7,426)	(42,161)
Financial income	1,216	13,995
Financial expense	(16,254)	(19,362)

Profit (loss) before tax	(22,464)	(47,527)
Income tax gain (expense)	3,786	6,914
Share of losses of associates	—	—

Net loss for the period	(18,678)	(40,613)
Attributable to equity holders of Cnova	(18,339)	(37,610)
Attributable to non-controlling interests	(339)	(3,003)

Weighted average number of ordinary shares	411,455,569	441,297,846

EPS (€)	(0.04)	(0.09)

CNOVA N.V. CONSOLIDATED BALANCE SHEET

	December 31, 2014	March 31, 2015
In thousands of euros	(audited)	(unaudited)

Cash and cash equivalents	573,321	344,809
Trade receivables, net	139,307	153,383
Inventories, net	417,164	483,522
Current income tax assets	1,466	1,736
Other current assets, net	202,627	129,297
Total current assets	1,333,885	1,112,747
Other non-current assets, net	93,727	95,290
Deferred tax assets	46,463	57,131
Investment in associates	—	—
Property and equipment, net	43,989	43,811
Intangible assets, net	147,082	145,763
Goodwill	496,313	463,464
Total non-current assets	827,574	805,459
TOTAL ASSETS	2,161,459	1,918,206

EQUITY AND LIABILITIES

€ thousands
Current provisions	4,733	515
Trade payables	1,296,013	1,023,027
Current financial debt	102,557	264,414
Current taxes liabilities	37,943	35,355
Other current liabilities	117,953	69,130
Total current liabilities	1,559,198	1,392,441
Non-current provisions	4,608	9,322
Non-current financial debt	2,045	9,640
Other non-current liabilities	4,023	3,574
Deferred tax liabilities	7,293	6,649
Total non-current liabilities	17,969	29,185
Share capital	22,065	22,065
Reserves, retained earnings and additional paid-in capital	555,908	471,000
Equity attributable to equity holders of Cnova	577,973	493,065
Non-controlling interests	6,318	3,515
Total equity	584,291	496,580
TOTAL EQUITY AND LIABILITIES	2,161,459	1,918,206

CNOVA N.V. CONSOLIDATED CASH FLOW STATEMENTS

(unaudited)

	March 31,	March 31,
€ thousands	2014	2015
Net loss attributable to equity holders of the Parent	(18,339)	(37,610)
Net loss attributable to non-controlling interests	(339)	(3,003)

Net loss for the period	(18,678)	(40,613)
Depreciation and amortization expense	5,836	9,662
Expenses on share-based payment plans	127	196
(Gains) losses on disposal of non-current assets and impairment of assets	—	5,702
Share of losses of associates	—	—
Other non-cash items	1,830	856
Financial expense, net	15,038	5,367
Current and deferred tax profit	(3,786)	(6,914)
Income tax paid	(224)	(706)
Change in operating working capital	(286,648)	(367,180)

Net cash from operating activities	(286,505)	(393,630)
Purchase of property and equipment and intangible assets	(12,808)	(22,464)
Purchase of non-current financial assets	(52)	(415)
Proceeds from disposal of property and equipment, intangible assets and non-current financial assets	(198)	2,265
Acquisition of an entity, net of cash acquired	—	—
Investments in associates	—	—
Changes in loans granted (including to related parties)	95,973	65,247

Net cash used in investing activities	82,915	44,633
Proceeds from IPO, net of costs	—	(11,607)
Contribution by Casino	—	—
Transaction with owners of non-controlling interests	2,000	—
Additions to financial debt	10,605	169,399
Repayments of financial debt	(15,786)	(1,540)
Interest paid, net	(13,309)	(12,303)
Net cash from/(used in) financing activities	(16,490)	143,949

Effect of changes in foreign currency translation adjustments	930	(23,585)

Change in cash and cash equivalents	(219,150)	(228,633)

Cash and cash equivalents at beginning of period	263,550	573,321
Bank overdrafts at beginning of period	(30,899)	(169)
Cash and cash equivalents, net, at beginning of period	232,651	573,152

Cash and cash equivalents at end of period	33,603	344,809
Bank overdrafts at end of period	(20,102)	(290)
Cash and cash equivalents, net, at end of period	13,501	344,519

NON-GAAP RECONCILIATIONS

Gross Profit

Gross Margin

Gross Profit Excluding Expansion to new countries

Gross Margin Excluding Expansion to new countries

Gross Profit Post-Marketing Expenses

Gross Profit is calculated as net sales less cost of sales. Gross Margin is gross profit as a percentage of net sales. Gross Profit and Gross Margin are included in this press release because they are performance measures used by our management and board of directors to determine the commercial performance of our business. We have also included Gross Profit Excluding Expansion to New Countries and Gross Margin Excluding Expansion to New countries, which further excludes the net sales and costs of sales related to countries with operations starting after January 1, 2014. In addition, we provide Gross Profit Post-Marketing Expenses because it indicates that our growth in sales has been achieved with only limited marketing expenses.

The following tables present a computation of Gross Profit, Gross Margin, Gross Profit Excluding Expansion to New countries, Gross Margin Excluding Expansion to New countries and Gross Profit Post-Marketing Expenses for each of the periods indicated:

	Q1	Q1
	March	March
€ thousands	31, 2014	31, 2015
Net sales	777,396	915,470

Less Cost of sales	(681,166)	(802,307)

Gross Profit	96,230	113,163
Gross Margin	12.4%	12.4%

Less Net sales from Expansion to New Countries	—	(8,696)
Plus costs of sales from Expansion to New Countries	—	9,400

Gross Profit Excluding Expansion to New Countries	96,230	113,867
Gross Margin Excluding Expansion to New Countries	12.4%	12.6%

	Q1	Q1
	March	March
€ thousands	31, 2014	31, 2015
Gross Profit	96,230	113,163

Less Marketing expenses	(16,905)	(20,747)

Gross Profit post-marketing expenses	79,325	92,416

Adjusted EBITDA

Adjusted EBITDA Excluding Expansion to New Countries

Adjusted EBITDA is calculated as operating profit (loss) before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets and before depreciation and amortization expense and share based payment. We have also included Adjusted EBITDA Excluding Expansion to New Countries, which further excludes the adjusted EBITDA related to countries with operations starting after January 1, 2014. We have provided a reconciliation below of these measures to operating profit (loss) before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets, the most directly comparable GAAP financial measure.

We have included Adjusted EBITDA and Adjusted EBITDA Excluding Expansion to New Countries in this press release because they are key measures used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis. In the case of exclusion of the impact of share-based compensation, it excludes an item that we do not consider to be indicative of our core operating performance. In the case of exclusion of expansion to new countries, it excludes activities that are still in an early development stage since having only launched in 2014.

The following table reflects the reconciliation of operating profit (loss) before restructuring litigation, initial public offering expenses, gain/(loss) from disposal of non-currents assets and impairment of assets to Adjusted EBITDA and Adjusted EBITDA Excluding Expansion to New Countries for each of the periods indicated:

	Q1	Q1
	March	March
	31,	31,
€ thousands	2014	2015
Operating profit before restructuring, litigation, gain/(loss) from disposal of non-current assets and impairment of assets	(7,409)	(28,020)

Excluding Share-based payment expenses	127	196
Excluding Depreciation and amortization	5,836	9,662

Adjusted EBITDA	(1,446)	(18,162)

Excluding Expansion to New Countries	—	4,963

Adjusting EBITDA Excluding Expansion to New Countries	(1,446)	(13,199)

Operating Profit Before Other Expenses Excluding Expansion to New Countries

Operating Profit Before Other Expenses Excluding Expansion to New Countries and Net of Factoring Costs

Operating Profit Before Other Expenses Excluding Expansion to New Countries is calculated as operating profit (loss) before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets and excluding the impact related to countries with operations starting after January 1, 2014. Operating Profit Before Other Expenses Excluding

Expansion to New Countries and Net of Factoring Costs further excludes the factoring costs incurred by the Company in discounting sales receivable. We have provided a reconciliation below of these two measures to operating profit (loss) before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets, the most directly comparable GAAP financial measure.

These non-GAAP measures are used by Cnova’s management and board of directors to gain a better understanding of the profitability of Cnova before the impact of expansion to new countries, which are still in their early stages of development, and before factoring costs, which are financial expenses specific to the discount of receivables related to sales.

The following table reflects the reconciliation of operating profit (loss) before restructuring litigation, initial public offering expenses, gain/(loss) from disposal of non-currents assets and impairment of assets to Operating Profit Before Other Expenses Excluding Expansion to New Countries and to Operating Profit Before Other Expenses Excluding Expansion to New Countries and Net of Factoring Costs for each of the periods indicated:

	Q1	Q1
	March	March
	31,	31,
€ thousands	2014	2015
Operating profit before restructuring, litigation, gain/(loss) from disposal of non-current assets and impairment of assets	(7,409)	(28,020)

Excluding Expansion from new countries	—	5,141

Operating profit before other expenses and excluding expansion from new countries	(7,409)	(22,879)

Less financial expenses in relation to factoring activities	(12,777)	(16,630)

Operating profit before other expenses and net of factoring costs excluding expansion from new countries	(20,187)	(39,509)

Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova

Adjusted EPS

Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova is calculated as net profit/(loss) attributable to equity holders of Cnova before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets and the related tax impacts. Adjusted EPS is calculated as Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova divided by the weighted average number of outstanding ordinary shares of Cnova during the applicable period. We have provided a reconciliation below of Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova to net profit/(loss) attributable to equity holders of Cnova, the most directly comparable GAAP financial measure.

Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova is a financial measure used by Cnova’s management and board of directors to evaluate the overall financial performance of the business. In particular, the exclusion of certain expenses in calculating Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova facilitates the comparison of income on a period-to-period basis.

The following table reflects the reconciliation of net profit/(loss) attributable to equity holders of Cnova to Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova and presents the computation of Adjusted EPS for each of the periods indicated.

	Q1	Q1
	March	March
€ thousands	31, 2014	31, 2015
Net Profit (Loss) (attributable to equity holders of Cnova)	(18,339)	(37,610)

Excluding restructuring expenses	16	4,314
Excluding litigation expenses	—	590
Excluding initial public offering expenses	—	3,535
Excluding gain / (loss) from disposal of non-current assets	—	277
Excluding impairment of assets charges	—	5,425
Excluding income tax effect on above adjustments	(6)	(1,109)
Excluding recognition of previously unrecognized tax losses	—	—
Excluding minority interest effect on above adjustments	—	(563)

Adjusted Net Profit (Loss) (attributable to equity holders of Cnova)	(18,328)	(25,141)
Weighted average number of ordinary shares	411,455,569	441,297,846
Adjusted EPS (€)	(0.04)	(0.06)

Free Cash Flow

Free Cash Flow is calculated as net cash provided (used) by operating activities as presented in our cash flow statement less capital expenditures (purchases of intangible assets and property and equipment) and less the financial expense paid in relation to factoring activities. We have provided below a reconciliation of free cash flow to net cash (used in) from operating activities, the most directly comparable GAAP financial measure.

The following table presents a computation of Free Cash Flow for each of the periods indicated:

	Q1	Q1
	March	March
	31, 2014	31, 2015
Net cash flow from operating activities	(286,505)	(393,630)
Less financial expenses paid in relation to factoring activities	(12,777)	(16,630)
Less purchase of property and equipment and intangibles assets	(12,808)	(22,464)
Free cash flow	(312,089)	(432,724)

The following table presents a computation of Free Cash Flow for each of the twelve months periods ended at the indicated dates:

	March	March
	31, 2014	31, 2015
Net cash flow from operating activities	55,107	177,874
Less financial expenses paid in relation to factoring activities	(48,268)	(63,937)
Less purchase of property and equipment and intangibles assets	(53,907)	(86,297)
Free cash flow (last twelve months)	(47,067)	27,639

Net Cash / (Net Financial Debt)

Net Cash/(Net Financial Debt) is calculated as the sum of (i) cash and cash equivalents and (ii) cash pool balances held in arrangements with Casino Group and presented in other current assets, less financial debt. Net Cash/(Net Financial Debt) is a measure that provides useful information to management and investors to evaluate our cash and cash equivalents and debt levels and our current account position, taking into consideration the cash pool arrangements in place among certain members of the Casino Group, and therefore assists investors and others in understanding our cash position and liquidity.

The following table presents a computation of Net Cash/(Net Financial Debt) for each of the periods indicated:

	Q1	Q1
	March	March
€ thousands	31, 2014	31, 2015
Cash and cash equivalents	33,603	344,809
Cash pool balances with Casino presented in other current assets	5,094	—
Less current financial debt	(167,676)	(264,414)
Less non-current financial debt	(6,182)	(9,640)
Net Cash (Net Financial Debt)	(135,162)	70,755

Operating Working Capital

Operating Working Capital is calculated as trade payables less net trade receivables less net inventories as presented in our balance sheet. We have provided a reconciliation below of Operating Working Capital to trade payables, net trade receivables and net inventories, the most directly comparable GAAP financial measures.

Operating Working Capital is a financial measure used by Cnova’s management and board of directors to evaluate the cash generation of the business. In particular, the comparison of the Operating Working Capital on a period-to-period basis takes into account our business seasonality.

The following table reflects the reconciliation of Operating Working Capital for each of the periods indicated.

	Q1	Q1
	March	March
€ thousands	31, 2014	31, 2015
Trade payables	623,323	1,023,027
Trade receivables, net	(75,552)	(153,383)
Inventories, net	(364,264)	(483,522)
Operating Working Capital	183,506	386,122
In days of Net Sales (calculated over 1Q14 and 1Q15 Net Sales and 90 days per quarter)	21	38